Barbara J. Comly
General Counsel

7 Roszel Road, Suite 1A
Princeton, New Jersey 08540
T 609 897 7300
F 609 987 2210
bcomly@miami-holdings.com

September 4, 2020

Jeannette Marshall
Division of Trading and Markets
Office of Market Supervision
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: MIAX Emerald, LLC ("Emerald")
Amendment 2020-8 to Form 1 Application

Dear Ms. Marshall:

Enclosed for official filing pursuant to Rule 6a-2(a) is Amendment 2020-8 to the Form 1 Application of Emerald, which includes the following changes:

Exhibit F – Updated Membership Forms

Please do not hesitate to contact me if you have any questions in connection with this matter.

Very truly yours,

Barbara J. Comly

Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Enclosures
cc: Marlene Olsen

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 09/04/2020	OFFICIAL USE ONLY

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: MIAX Emerald, LLC

2. Provide the applicant's primary street address (Do note use a P.O. Box): 7 Roszel Road, Suite 1A,
Princeton, NJ 08540

3. Provide the applicant's mailing address (if different):

20012466

4. Provide the applicant's business telephone and facsimile number:
Telephone: 609-897-7300; Facsimile: 609-987-2210

5. Provide the name, title and telephone number of a contact employee:
Barbara J. Comly, EVP, General Counsel & Corporate Secretary
609-897-7315

6. Provide the name and address of counsel for the applicant:
Barbara J. Comly, EVP, General Counsel & Corporate Secretary
MIAX Emerald, LLC
7 Roszel Road, Suite 1A
Princeton, NJ 08540

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership
☒ Limited Liability Company ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 01/30/18 (b) State/Country of formation: Delaware

(c) Statute under which applicant was organized: Delaware Limited Liability Company Act, 6 Del. C. 18-1d et seq.

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

MIAX EMERALD, LLC

Date: September 4, 2020

By: *Barbara J. Comly*
Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Subscribed and sworn before me this ___ day of _____, 2020.

Based upon relief from Commission Staff and difficulties arising from COVID-19, MIAX Emerald, LLC is making this filing without a notarization.

____
Notary Public of the State of New Jersey

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

EXHIBIT F

<u>Exhibit Request</u>:

A complete set of all forms pertaining to:

1. **Application for membership, participation, or subscription to the entity.**

2. **Application for approval as a person associated with a member, participant, or subscriber of the entity.**

3. **Any other similar materials.**

<u>Response</u>:

1. Pre-Application Survey Form (MIAX, PEARL & EMERALD)

2. Member Application (MIAX, PEARL & EMERALD)

3. Waive-In Member Application (MIAX, PEARL & EMERALD)

4. Amendment to Member Application (MIAX, PEARL & EMERALD)

5. Market Maker Member Guarantee (EMERALD)

6. Clearing Member Give-Up Authorization and Guarantee (MIAX, PEARL & EMERALD)

7. User Agreement (MIAX, PEARL & EMERALD)

8. Sponsored Access Agreement (EMERALD)

9. Statutory Disqualification Notice (MIAX, PEARL & EMERALD)

10. Attestation, Consent to Jurisdiction and Authorization of Associated Person Membership – Firm Applicant (EMERALD)

11. Attestation, Consent to Jurisdiction and Authorization of Associated Person Membership – Individual Applicant (EMERALD)

12. Exchange Data Agreement (MIAX, PEARL & EMERALD) **[Updated]**

13. Affiliated Companies List – Schedule A to Exchange Data Agreement (MIAX, PEARL & EMERALD) **[Updated]**

14. Data Feed Request Form – Schedule B to Exchange Data Agreement (MIAX, PEARL & EMERALD) **[Updated]**

15. Service Facilitator List – Schedule C to Exchange Data Agreement (MIAX, PEARL & EMERALD) **[Updated]**

16. Market Data Subscriber Agreement – Schedule D to Exchange Data Agreement (MIAX, PEARL & EMERALD) **[Updated]**

17. Market Data Policies (MIAX, PEARL & EMERALD)

18. Service Bureau Agreement (MIAX, PEARL & EMERALD) **[Updated]**

19. Extranet Connection Agreement (MIAX, PEARL & EMERALD) **[Updated]**

20. Extranet Information Form – Schedule A (MIAX, PEARL & EMERALD) **[Updated]**

21. Stock-Tied Give Up Authorization and Guarantee (MIAX & EMERALD)

22. Stock-Tied Complex Order Authorization (MIAX & EMERALD)

23. Volume Aggregation Request Form (MIAX, PEARL & EMERALD)

24. Clearing Member Restriction Form (MIAX, PEARL & EMERALD)

The Exchange intends to use Form U-4, the Uniform Application for Securities Industry Registration or Transfer, for persons applying to be associated persons of a Member.

EXCHANGE DATA AGREEMENT

This Exchange Data Agreement (this "Agreement") is executed and entered into as of the date below, between Miami International Securities Exchange, LLC ("MIAX"), MIAX PEARL, LLC ("MIAX PEARL"), and MIAX Emerald, LLC ("MIAX Emerald), Delaware limited liability companies with principal offices at 7 Roszel Road, Suite 1A, Princeton, NJ 08540, as applicable (individually or collectively referred to herein as the "Exchange" as applicable), and the Person as identified below ("Data Recipient").

1. **Definitions.**

(a) "Affiliate" of a Data Recipient means any entity that directly or indirectly Controls, is Controlled by, or is under common Control with Data Recipient. An Affiliate of Data Recipient is entitled to the same rights granted to Data Recipient hereunder including the right to use and distribute the Market Data to other Persons (as defined below) subject to the terms of this Agreement. If this Agreement is applicable to an Affiliate, Data Recipient must submit an Affiliated Companies List (as defined below) and shall assume all responsibility for and will hold harmless and indemnify the Exchange from and against any and all actions or inactions of such Affiliate as if they were the actions of the Data Recipient and shall be jointly and severally liable with such Affiliate.

(b) "Affiliated Companies List" means the form attached hereto as Schedule A.

(c) "Agreement" means this Exchange Data Agreement which also constitutes a distributor agreement between the Exchange and Distributor.

(d) "Control" means, with respect to an Affiliate, the power to direct or cause the direction of the management of policies of another entity, whether through the ownership of voting securities (or other ownership interest), by contract, or otherwise.

(e) "Controlled Data Distributor" means a Data Recipient that provides Market Data to a Person and controls the entitlements and display of the information to such Person.

- If the Person is either (x) an Affiliate, (y) an employee or officer of the Controlled Data Distributor or (z) an employee or officer of an Affiliate of the Controlled Data Distributor identified on the Affiliate List submitted by such Controlled Data Distributor to the Exchange, such Controlled Data Distributor shall be considered an "**Internal Controlled Data Distributor**".

- If the Person is not an Affiliate, or an employee or officer of the Controlled Data Distributor or of an Affiliate, such Controlled Data Distributor shall be considered an "**External Controlled Data Distributor**".

(f) "Data Feed(s)" means a transmission of Market Data via the Data Feed(s) checked or indicated as applicable on Schedule B with respect to a Data Recipient.

(g) "Data Recipient" means the Person specified below that receives Market Data (as defined below) (i) from the Exchange directly or from the Exchange through an Extranet, or (ii) from a Person that is an approved Data Feed Distributor.

(h) "Data Feed Distributor" means a Data Recipient that is authorized by the Exchange to retransmit or redistribute Market Data to (i) an officer, employee or an Affiliate of Data Recipient for Internal Use (an "Internal Data Feed

Distributor") or (ii) a Person other than an officer, employee or an Affiliate of Data Recipient for External Use (an "External Data Feed Distributor"). Every Data Recipient (other than a Subscriber) is a Distributor for purposes of this Agreement.

(i) "Data Feed Request Form" means the form attached hereto as Schedule B.

(j) "Device" means any computer, workstation or other unit of equipment, fixed or portable, that receives, accesses, processes or displays Market Data in visible, audible or other comprehensible form. A Device is deemed to receive Market Data if the Device is entitled by Data Recipient or a Subscriber to receive the Market Data.

(k) "External Use" means the distribution of Market Data to Persons who are not officers, employees or Affiliates of the Distributor.

(l) "Force Majeure Event" means any flood, extraordinary weather conditions, earthquake or other act of God, fire, war, terrorism, insurrection, riot, labor dispute, accident, action of government, communications or power failures, or equipment or software malfunctions.

(m)"Internal Use" means the use of the Market Data by a Data Recipient or the distribution thereof to officers and employees of Data Recipient and its Affiliates.

(n) "Market Data" means market data and related information of the Exchange provided by the Exchange via the Data Feed(s) as checked or as indicated as applicable on Schedule B with respect to a Data Recipient. With respect to Data Recipient's obligations under this Agreement, Market Data includes information, data and materials that are derived from the foregoing and that convey information to Data Recipient that is substantially equivalent to Market Data.

(o) "Market Data Policies" means the policies with respect to the use, distribution and redistribution of Market Data as the Exchange may adopt and make publicly available from time to time, provided that such policies are not inconsistent with the provisions of this Agreement.

(p) "Person" means any natural person, proprietorship, corporation, partnership, limited liability company or other organization.

(q) "Service Facilitator" means an authorized third party agent to which a Data Recipient has delegated any of its responsibilities, obligations or duties under or in connection with this Agreement and is designated on the Service Facilitator List. Data Recipient must submit one or more Service Facilitation Lists identifying each Service Facilitator. Notwithstanding any such delegation, a Data Recipient shall remain responsible for compliance by such Service Facilitator with all applicable terms and conditions of this Agreement and all other acts and omissions thereby in connection with the receipt, use and distribution of the Market Data.

(r) "Service Facilitator List" means the form attached hereto as Schedule C.

(s) "Subscriber" means a natural person, a proprietorship, corporation, partnership, or other entity, or a Device (computer or other automated service) that is entitled to receive Market Data from a Controlled Data Distributor for Internal Use. A Subscriber is required to enter into a Subscriber Agreement (as defined below) authorizing such Person to receive and/or access current Market Data from a Controlled Data Distributor for its own use and not for the purpose of retransmitting or redistributing the Market Data to any other Person. Officers, employees and Affiliates of a Data Recipient shall not be deemed Subscribers requiring the execution of a Subscriber Agreement but may be counted for reporting purposes under this Agreement.

(t) "Subscriber Agreement" means the terms and conditions of receipt of Market Data by a Subscriber from a Controlled Data Distributor for Subscriber's own use substantially in the form of the Market Data Subscriber Agreement attached hereto as Schedule D.

(u) "System" means any system the Exchange or its affiliates have developed for the creation and/or dissemination of Market Data.

2. License to Use Market Data.

(a) Subject to the terms of this Agreement, the Exchange hereby grants to Data Recipient the limited, non-exclusive, worldwide, non-transferable license as applicable, (i) to receive and use the Market Data for Internal Use, including without limitation the right to copy, store, process, commingle, and use the Market Data and the right to create new original works therefrom and (ii) to receive and use the Market Data for External Use, including without limitation the right to redistribute the Market Data in any form by means of any current or future product or service of the Data Recipient, in each case in accordance with the terms of this Agreement, Exchange requirements and the Market Data Policies as available on the Exchange's website and as may be amended from time to time.

(b) Data Recipient will have no rights with respect to Market Data except as provided pursuant to the foregoing license.

3. Proprietary Rights in the Market Data.

(a) Exchange Has Proprietary Rights in the Market Data. Data Recipient acknowledges and agrees that the Exchange has exclusive and valuable property rights in and to its own Market Data, that such Market Data constitutes valuable proprietary information and/or proprietary rights of the Exchange, some of which may not be within the public domain, that such Market Data shall remain valuable proprietary information and/or proprietary rights of the Exchange, and that, but for this Agreement, Data Recipient would have no rights or access to such Market Data.

(b) Specific Performance. Data Recipient acknowledges and agrees that disclosure of any Market Data except as permitted by this Agreement, or any breach or threatened breach of any other covenants or agreements contained herein, would cause irreparable injury to the Exchange for which money damages would be an inadequate remedy. Accordingly, Data Recipient further acknowledges and agrees that the Exchange shall be entitled to specific performance and injunctive and other equitable relief from the breach or threatened breach of any provision, requirement or covenant of this Agreement (including, without limitation, any disclosure or threatened disclosure of Market Data which is not within the public domain) in addition to and not in limitation of any other legal or equitable remedies which may be available.

4. Receipt of Market Data by Data Recipient.

(a) Terms and Conditions. This Agreement sets forth the terms and conditions upon which Data Recipient may receive and use Market Data. Data Recipient acknowledges that, the Exchange may, in its sole discretion, discontinue disseminating any or all of its own Market Data or change or eliminate its own transmission method, speed or signal characteristics at any time. The Exchange will use commercially reasonable efforts to provide Data Recipient with reasonable advance notice of such discontinuation or changes.

(b) Representations and Warranties by Data Recipient. Data Recipient represents and warrants that (i) it has set forth its internal use or external service requirements in the Data Feed Request Form, (ii) the detailed description of its system for controlling the dissemination of Market Data as described in the Data Feed Request Form is true, complete and not misleading, and (iii) it shall obtain the Exchange's prior written approval in the event that Data Recipient intends to make a material change in its use of the Market Data in any manner which is not described in its Data Feed Request Form and shall pay any applicable fees which result from such changes.

(c) No Prohibited Use by Data Recipient. Data Recipient further acknowledges that, except as expressly described in its Data Feed Request Form, any use of the Market Data by Data Recipient, including without limitation retransmission, redistribution or reprocessing, is expressly prohibited.

(d) User ID and Password. Data Recipient agrees that it shall protect the secrecy of any user ID or password used by or issued to Data Recipient in connection with the receipt of Market Data. Data Recipient acknowledges that (i) the Exchange shall be entitled to treat any order, instruction, or inquiry forwarded to the Exchange using any such Data Recipient user ID or password as having originated from Data Recipient, (ii) Data Recipient shall be financially responsible for any such order or request for Market Data, and (iii) Data Recipient must immediately notify the Exchange if any such Data Recipient user ID or password is lost or stolen or someone has gained unauthorized access to that user ID or password.

5. Data Recipient Legal Requirements.

(a) Duty to Provide Appropriate Information. Data Recipient agrees to provide the appropriate information required by the Exchange to any Persons to which it redistributes or transmits Market Data and to ensure that the Market Data is clearly attributed as originating from the Exchange.

(b) Distribution of Market Data by an External Controlled Data Distributor. In the event that the External Controlled Data Distributor intends to use the Market Data for External Use, before Data Recipient redistributes any Market Data to a Subscriber, Data Recipient shall first obtain an executed Subscriber Agreement from an authorized party of such Person. Data Recipient shall be permitted to use its own form of subscriber agreement provided that (i) such subscriber agreement contains terms and conditions of use which are substantially similar to those provided in Schedule D attached hereto and (ii) Data Recipient agrees to provide such form of subscriber agreement to the Exchange at the Exchange's request for its review.

(c) Distribution of Market Data by an External Data Feed Distributor. In the event that a Data Recipient intends to use the Market Data for External Use, before such External Data Feed Distributor redistributes any Market Data to a Person, the External Data Feed Distributor shall first obtain an executed Exchange Data Agreement from an authorized party of such Person and shall cause any such Person to obtain an executed Subscriber Agreement from any Subscriber to which such Person intends to redistribute Market Data upon the same terms and conditions of subscription as set forth in Section 5(b) above.

(d) Distribution of Market Data by an Internal Data Feed Distributor, an Internal Controlled Data Distributor and a Subscriber. Each Internal Data Feed Distributor, each Internal Controlled Data Distributor and each Subscriber is prohibited from selling, distributing, transferring, or otherwise disseminating Market Data to any other Person, except that each of the foregoing may distribute the Market Data to an employee, officer or Affiliate of such Person for Internal Use in accordance with the terms of this Agreement.

6. Records and Reporting. Data Recipient agrees to furnish promptly to any Distributor or to the Exchange any information or reports that may be reasonably required by such Distributor and/or the Exchange in order for Data Recipient to receive the Market Data. Data Recipient agrees to maintain complete and accurate records relating to receipt of Market Data in accordance with the Market Data Policies and with such other Exchange requirements. Data Recipient shall furnish promptly to the Exchange any information or reports that are set forth in the Market Data Policies for the type of use intended by Data Recipient or that may be otherwise required by the Exchange and that are reasonably related to Data Recipient's receipt of Market Data. Data Recipient further agrees to and shall cause its Affiliates to preserve each Subscriber Agreement during the time that Data Recipient or its Affiliates redistribute the Market Data to Subscribers and for at least three (3) years after the date that Data Recipient or Affiliate discontinues distribution of the Market Data to such Subscriber.

7. Right of Inspection and Audit. During regular business hours, any Persons designated by the Exchange may have access to Data Recipient's offices or locations in order to observe the use made of the Market Data and to examine and inspect any Devices, attachments or apparatuses, as well as any books and records required to be maintained by Data Recipient hereunder in connection with its receipt and use of Market Data. Data Recipient will make prompt adjustment (including interest thereon at the rate of 1 1/2% per month) to compensate the Exchange that discovers an under-reported use of the Market Data by Data Recipient. In addition, at the election of the Exchange, Data Recipient will be liable for the reasonable costs of any audit that reveals a discrepancy in the Exchange's favor of five percent (5%) or more of the amount of fees actually due the Exchange. Data Recipient shall maintain the records and books upon which it bases its reporting for Exchange Market Data for three (3) years following the period to which the records relate. In the event that Data Recipient fails to retain such records and books as required above, Data Recipient agrees to pay the Exchange's reasonable estimate of any discrepancy discovered pursuant to any such audit.

8. <u>Exchange Fees</u>.

(a) Data Recipient will pay the Exchange for the right to receive Market Data and for any permissible redistribution under this Agreement, in accordance with the then-current fee schedule published by the Exchange from time-to-time (including any and all applicable federal, state or local taxes). The Exchange's fees are subject to modification by the Exchange at any time, without prior notice to Data Recipient. In addition, Data Recipient agrees to pay the Exchange any penalties assessed against Data Recipient by the Exchange.

(b) To the extent permitted by applicable law, Data Recipient acknowledges and agrees that the termination of service to Data Recipient for failure to make payments shall not be considered an improper limitation of access by the Exchange.

9. <u>Right to Deny Distribution.</u> The Exchange retains the right to direct Data Recipient to terminate any external transmission or distribution of Market Data for any reason or no reason, in which event the Exchange shall notify Data Recipient in writing that it has terminated the right of any authorized recipient to receive any Market Data and Data Recipient shall cease retransmitting Market Data to such authorized recipient as soon as possible, but in any event no more than five (5) business days of the notice and shall, within ten (10) business days confirm the termination thereof in a written notice by an authorized officer.

10. <u>Covenants, Representations and Warranties of Data Recipient</u>. Data Recipient agrees that it will not use or permit any other Person to use Market Data for any illegal purpose. Data Recipient agrees that it will not use Market Data in any way to compete with the Exchange, nor use the Market Data in any way so as to assist or allow a third party to compete with the Exchange. Data Recipient agrees that the provision of Market Data by the Exchange hereunder is conditioned upon Data Recipient's strict compliance with the terms of this Agreement and that the Exchange may, with or without notice and with or without cause, forthwith discontinue said service whenever in its judgment there has been any default or breach by Data Recipient of the provisions hereof or whenever directed to do so by the Exchange.

11. <u>Requirements of Self-Regulatory Organization; Actions to be Taken in Fulfillment of Statutory Obligations</u>. Data Recipient acknowledges that (a) the Exchange is registered with the Securities and Exchange Commission (the "SEC") as a registered national securities exchange; (b) the Exchange has a statutory obligation to protect investors and the public interest, and to ensure that quotation information supplied to investors and the public is fair and informative, and not discriminatory, fictitious or misleading; (c) Section 19(g)(1) of the Securities Exchange Act of 1934, as amended (the "Act") mandates that the Exchange, as a self-regulatory organization, comply with: (i) the Exchange Rules; (ii) the rules, regulations, interpretations, decisions, opinions, orders and other requirements of the SEC; (iii) all other applicable laws, statutes, rules, regulations, orders, decisions, interpretations, opinions, and other requirements, whether promulgated by the United States or any other applicable jurisdiction (including in the area of intellectual property) (collectively, the "Exchange Requirements"); (d) the Exchange has jurisdiction over its members to enforce compliance with the Exchange Requirements; and (e) the Exchange is obligated to offer terms that are not unreasonably discriminatory between Data Recipients, subject to applicable Exchange Requirements. Accordingly, Data Recipient agrees that the Exchange, when required to do so in fulfillment of its statutory obligations, may, temporarily or permanently, unilaterally condition, modify or terminate the right of any or all individuals or entities to receive or use the Information. The Exchange shall undertake reasonable efforts to notify Data Recipient of any such condition, modification or termination, and Data Recipient shall promptly comply with any such notice within such period of time as may be determined in good faith by the Exchange to be necessary, consistent with its statutory obligations. Any Person that receives such a notice shall have available to it such procedural protections as are provided to it by the Act and the applicable rules thereunder. If Data Recipient is a Member of the Exchange, then Data Recipient expressly acknowledges and agrees that (x) this Agreement does not limit or reduce in any way Data Recipient's obligations and responsibilities as a member of the Exchange; (y) this Agreement does not in any way alter the procedures or standards generally applicable to disciplinary or other actions taken by the Exchange to enforce compliance with, or impose sanctions for violations of, the Exchange Requirements; and (z) the nonpayment of amounts due under this Agreement could result in the suspension or cancellation of Data Recipient's Exchange membership in accordance with the Exchange Requirements.

12. Disclaimer. THE MARKET DATA IS PROVIDED "AS IS" WITHOUT WARRANTY OF ANY KIND, EITHER EXPRESS OR IMPLIED, INCLUDING, WITHOUT LIMITATION, ANY WARRANTY WITH RESPECT TO ACCURACY, COMPLETENESS, TIMELINESS, NONINFRINGEMENT, MERCHANTABILITY, OR FITNESS FOR A PARTICULAR PURPOSE. NEITHER THE EXCHANGE, NOR ANY PROVIDER OF MARKET DATA TO THE EXCHANGE, NOR ANY OF THEIR RESPECTIVE AFFILIATES, NOR THEIR RESPECTIVE DIRECTORS, OFFICERS, EMPLOYEES, CONTRACTORS, AND AGENTS SHALL HAVE ANY LIABILITY OF ANY KIND (INCLUDING, BUT NOT LIMITED TO, FOR ANY DIRECT, INDIRECT, INCIDENTAL, SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES OR ANY DAMAGES FOR LOST PROFITS OR LOST OPPORTUNITIES AND WHETHER BASED UPON CONTRACT, TORT, WARRANTY, OR OTHERWISE) FOR ANY INACCURACIES, OMISSIONS, HUMAN OR MACHINE ERRORS, OR OTHER IRREGULARITIES IN THE MARKET DATA OR FOR ANY CESSATION, DISCONTINUANCE, FAILURE, MALFUNCTION, DELAY, SUSPENSION, INTERRUPTION, OR TERMINATION OF, OR WITH RESPECT TO, THE PROVISION OF THE MARKET DATA TO DATA RECIPIENT.

13. Limitations of Liability and Damages. Data Recipient agrees that: (a) the provision of Market Data is made with equipment, communications devices, and/or leased lines not owned or operated solely by the Exchange; and (b) except for any indemnification obligations of the Exchange as provided herein, neither the Exchange, nor its members, directors, officers, employees or agents, guarantees the sequence, accuracy or completeness of the Market Data, nor shall any of them be liable to Data Recipient or any other Person for any delays, inaccuracies, errors or omissions in Market Data, or in the transmission thereof, or for any other damages arising in connection with Data Recipient's receipt or use of Market Data, whether or not resulting from negligence on their part, a Force Majeure Event or any other cause beyond their reasonable control.

14. Term and Termination. Subject to Data Recipient's strict compliance with the provisions of this Agreement, the provision of Market Data by the Exchange hereunder will continue in force during the term of this Agreement and any renewal term thereof unless either party provides thirty days written notice to the other party of its intent to terminate the Agreement. All Subscriber Agreements shall terminate effective as of the date of any termination of this Agreement and Data Recipient shall give notice of any such termination to all of its Subscribers. This Agreement may be terminated with written notice by Data Recipient to the Exchange that Data Recipient objects to a material amendment to the Agreement made by the Exchange in its sole discretion, which termination is effective on the date of such amendment. In addition, it is understood that the provisions set forth in paragraphs 2, 3, 4, 5, 6, 7, 8, 10, 11, 12, 13, 15, 18 and 19 of this Agreement shall survive the termination of this Agreement.

15. Indemnification.

(a) By Data Recipient. Data Recipient will indemnify, defend and hold the Exchange, directors, officers, employees and agents harmless from and against any and all claims arising out of or in connection with this Agreement, including, without limitation, any liability, loss or damages (including, without limitation, attorneys' fees and other expenses) caused by any inaccuracy in or omission from, Data Recipient's failure to furnish or to keep, or Data Recipient's delay in furnishing or keeping, any report or record required to be kept by Data Recipient hereunder, except for those claims arising out of the gross negligence or willful misconduct by the Exchange, directors, officers, employees and agents.

(b) By the Exchange. The Exchange will indemnify, defend and hold Data Recipient and its Affiliates and their respective directors, officers, employees and agents harmless from and against any and all claims against Data Recipient or its Affiliates that the Market Data infringes the intellectual property rights or violates any property right of a third party provided that Data Recipient or its Affiliate (i) provides the Exchange with prompt written notice of such claim, (ii) agrees that the Exchange shall have sole control of defense and/or settlement of such claim, and (iii) reasonably cooperates with the Exchange in the defense of such claim.

16. Notices. Any notice under this Agreement by the Exchange to Data Recipient may be given via electronic mail to the e-mail address provided by Data Recipient when subscribing to receive Market Data. Any notice under this Agreement by Data Recipient to the Exchange may be given via electronic mail to MemberServices@miami-holdings.com.

17. Modifications. Except as may otherwise be set forth in this Agreement, the Exchange or its affiliates may amend this Agreement, the Exchange Market Data Policies (i) upon sixty (60) days prior written notice to Data Recipient, and any receipt or use of Market Data after such date is deemed acceptance or (ii) by posting the amendment to the Exchange's website and any receipt or use of Market Data after sixty (60) days of the posting date is deemed acceptance. In no event shall the Exchange provide one Data Recipient with a notice period under an Agreement that is shorter than the notice period provided by the Exchange to any other Data Recipient.

The Exchange, in its sole discretion, may also make modifications, additions, and/or deletions to Market Data, the System, or any aspect of either, including its communication facilities. The Exchange will use commercially reasonable efforts to provide Data Recipient with at least sixty (60) days' notice of any material modification, addition, or deletion to such items, except to the extent a shorter period is: (i) required due to any situation that necessitates modifications, additions, or deletions on an accelerated basis or otherwise precludes advance notice, or (ii) required pursuant to an order of a court or an arbitrator or by a regulatory agency.

18. Confidentiality. Under this Agreement, the Exchange (and any the Exchange designee conducting an audit pursuant to this Agreement) shall keep confidential Data Recipient's System Description and Data Recipient's records, reports and payments that the Exchange or its designee has reviewed or audited, and any other Data Recipient information or material reasonably considered to be of a confidential nature (whether or not designated as such), as well as any and all information received in connection with this Agreement, including but not limited to, business, financial, operational, product, service and other information. Data Recipient acknowledges that it may also obtain confidential information, data, or techniques of the Exchange or its affiliates {whether or not designated as such). All such confidential information, whether written or oral, shall be deemed confidential upon disclosure to the recipient. Except as otherwise set forth herein, the recipient shall use such confidential information solely for use consistent with the purposes of this Agreement; shall hold such confidential information in confidence; and shall not use, disclose, copy, or publish any such confidential information without the prior written approval of the disclosing party. The recipient shall take reasonable security precautions, including at least as great as the precautions it takes to protect its own confidential information, but no less than reasonable care, to keep confidential the confidential information of the disclosing party. The recipient shall notify the disclosing party immediately upon discovery of any unauthorized use or disclosure of confidential information, and will cooperate with the disclosing party in every reasonable way to help the disclosing party regain possession of the confidential information and prevent its further unauthorized use or disclosure. The parties acknowledge that monetary damages may not be a sufficient remedy for unauthorized disclosure of confidential information, and that disclosing party shall be entitled, without waiving any other rights or remedies, to such injunctive or equitable relief as may be deemed proper by a court of competent jurisdiction.

Notwithstanding anything herein to the contrary, the Exchange (or an Exchange affiliate) or Data Recipient may disclose confidential information to the extent: (a) demanded by a court, arbitrator or government agency with regulatory jurisdiction over one or more of the Exchanges or over Data Recipient or any judicial or government order; {b) necessary to fulfill any Exchange (or Exchange affiliate) or Data Recipient regulatory responsibility, including any responsibility over Members and associated Persons under the Act; or (c) necessary for the Exchange (or Exchange affiliate) or Data Recipient and their respective employees, directors, and other agents to use such confidential information consistent with the purposes of this Agreement. If a party is required to disclose information pursuant to clauses (a) and (b) immediately above, such party shall notify the disclosing party in writing, to the extent permitted by law or regulation, of such requirement prior to disclosing such information and provide the original disclosing party, at its expense, with an adequate opportunity to obtain a protective order or other reliable assurance that confidential treatment will be accorded to the confidential information. The duties in this Section 18 do not apply to data, information or techniques that: (i) were lawfully in a party's possession prior to the date of this Agreement, provided the source of that information was not known by recipient to be bound by a confidentiality agreement with or other continual, legal or fiduciary obligation of confidentiality to disclosing party; (ii) is now, or hereafter becomes, through no act or failure to act on the part of recipient, generally known to the public; (iii) is rightfully obtained by recipient from a third party so long as the party does not know that the third party has breached any obligation not to reveal such data, information, or techniques; or (iv) can be demonstrated was independently developed by recipient without use or reference to the confidential information. All confidential information is and shall remain the property of the disclosing party. By disclosing confidential information to recipient, disclosing party does not grant any express or implied right to recipient to or under any patents, copyrights, trademarks, or trade secret information.

The Exchange shall not disclose its audit findings to any third parties (other than to its affiliates and to the Exchange' and its affiliates' directors and independent consultants or subcontractors that are subject to confidentiality obligations or as otherwise set forth herein) and all information learned in connection with an audit shall constitute Data Recipient's confidential information. Notwithstanding the foregoing, nothing herein shall prevent the Exchange from using the audit findings to the extent the findings are used in the aggregate with other information and such aggregation does not (i) specifically identify Data Recipient or (ii) create a context where Data Recipient's identity may be reasonably inferred.

19. Miscellaneous. Any action arising out of this Agreement between the Exchange and Data Recipient shall be governed and construed in accordance with the internal laws (and not the law of conflicts) of the State of New York. Data Recipient may not assign all or any part of this Agreement without the prior written consent of the Exchange. The Exchange may assign this Agreement to an affiliate of the Exchange or to a third party that is a successor to the Exchange's business of providing Market Data. Data Recipient may not modify or amend the terms of this Agreement. In the event of any conflict between the terms and conditions of this Agreement and any other agreement relating to Data Recipient's receipt and use of Market Data, the terms and conditions of this Agreement will prevail. If, for any reason, one or more provisions of this Agreement is held invalid, the other provisions of the Agreement shall remain in full force and effect. A failure or delay in exercising any right in respect to this Agreement shall not be presumed to operate as a waiver, and a single or partial exercise of any right shall not be presumed to preclude any subsequent or further exercise of that right or the exercise of any other right.

BY TYPING YOUR NAME BELOW, YOU AGREE THAT THE FOLLOWING IS TRUE: (1) YOU REPRESENT THAT YOU HAVE ACTUAL AUTHORITY TO ENTER INTO THIS AGREEMENT ON BEHALF OF DATA RECIPIENT; (2) THAT YOU HAVE READ THE TERMS STATED ABOVE; (3) YOU UNDERSTAND THE TERMS STATED ABOVE; (4) A PRINTOUT OF THE TERMS STATED ABOVE WILL CONSTITUTE A "WRITING" UNDER ANY APPLICABLE LAW OR REGULATION; AND (5) YOU AGREE TO ABIDE BY ALL THE TERMS OF THE AGREEMENT STATED ABOVE.

Type name of Data Recipient and authorized representative below if you acknowledge and accept the foregoing terms.

Name of Data Recipient:____

Address:____

Telephone:____

Signature Authorized Representative:____

Print Name:____

Title:____

Date:____

MIAX Exchange Group™

Exchange Data Agreement
SCHEDULE A - Affiliated Companies List

Check One: ☐ New Affiliate List ☐ Addition to Existing Affiliate List ☐ Deletion from Existing Affiliate List

Date of Request: ______________________

Data Recipient / Data Feed Distributor Contact Information

Company Name: ____

Primary Contact: ______________________________ Phone: ____________________

Primary Contact Email: ____

Affiliated Companies

Affiliated Company Names	Registered Address

Certification

I certify that the information provided in this form is complete and accurate and complies with all terms and conditions of the Exchange Data Agreement with Miami International Securities Exchange, LLC ("MIAX"), MIAX PEARL, LLC ("MIAX PEARL"), and/or MIAX Emerald, LLC ("MIAX Emerald") (individually or collectively referred to herein as the "Exchange" as applicable).

Signature:______________________________ Print Name:______________________________

Title:______________________________ Date:______________________________

EXCHANGE DATA AGREEMENT
SCHEDULE B - Data Feed Request Form
(submit one per entitlement system)

Check One: ☐ New Service Request ☐ Addition to Existing Service ☐ Deletion from Existing Service

Date of Request:________________________

Data Recipient / Data Feed Distributor Contact Information

Company Name:____

Primary Contact:____ Phone:_________________________

Primary Contact Email:____

Technical Contact:____ Phone:_________________________

Technical Contact Email:____

Billing Contact:____ Phone:_________________________

Billing Contact Email:____

Reporting Contact:____ Phone:_________________________

Reporting Contact Email:____

Intended Use of MIAX PEARL Equities Market Data

Check All Applicable:

☐ Internal Use Within Company and/or Affiliates

☐ Controlled Distribution to External Parties (control entitlement and individual device usage)

☐ Uncontrolled Distribution to External Parties (Data Feed Distributor)

Intended Use of MIAX Options Market Data

Check All Applicable:

☐ Internal Use Within Company and/or Affiliates

☐ Controlled Distribution to External Parties (control entitlement and individual device usage)

☐ Uncontrolled Distribution to External Parties (Data Feed Distributor)

Intended Use of MIAX PEARL Options Market Data

Check All Applicable:

☐ Internal Use Within Company and/or Affiliates

☐ Controlled Distribution to External Parties (control entitlement and individual device usage)

☐ Uncontrolled Distribution to External Parties (Data Feed Distributor)

Intended Use of MIAX Emerald Options Market Data

Check All Applicable:

☐ Internal Use Within Company and/or Affiliates

☐ Controlled Distribution to External Parties (control entitlement and individual device usage)

☐ Uncontrolled Distribution to External Parties (Data Feed Distributor)

MIAX PEARL Equities Market Data Requested

☐ MIAX PEARL Equities Top of Market (ToM)
☐ MIAX PEARL Equities Depth of Market (DoM)
☐ Other:______________________________

MIAX Options Market Data Requested

☐ MIAX Options Top of Market (ToM)[(1)]
☐ MIAX Options Complex Top of Market (cToM)
☐ Administrative Information Subscriber (AIS)
☐ MIAX Options Order Feed
☐ MIAX Options Product Feed
☐ Other:______________________________

MIAX PEARL Options Market Data Requested

☐ MIAX PEARL Options Top of Market (ToM)[(1)]
☐ MIAX PEARL Options Liquidity Feed (PLF)
☐ Other:______________________________

MIAX Emerald Options Market Data Requested

☐ MIAX Emerald Options ToM (Top of Market)[(1)]
☐ MIAX Emerald Options cToM (Complex Top of Market)
☐ Administrative Information Subscriber (AIS)
☐ MIAX Emerald Options Order Feed
☐ Other:______________________________

1 Any Data Recipient reviewing the ToM (Top of Market) Data acknowledges and agrees that it has equivalent access to consolidated options information disseminated by the Options Price Reporting Authority ("OPRA") for the same classes or series of options that are included in the ToM Market Data.

Service Description and Entitlement

Internal Usage – Describe Intended Use of Data **External Distribution – Describe Service Provided** ***(Specify Options or Equities Data in Description)***	**Entitlement Methodology**

Certification

I certify that the information provided in this form is complete and accurate and complies with all terms and conditions of the Exchange Data Agreement with Miami International Securities Exchange, LLC ("MIAX"), MIAX PEARL, LLC ("MIAX PEARL"), and/or MIAX Emerald, LLC ("MIAX Emerald") (individually or collectively referred to herein as the "Exchange" as applicable).

Signature:______________________________________ Print Name:______________________________________

Title:____ Date:____

EXCHANGE DATA AGREEMENT
SCHEDULE C – Service Facilitator List

Check One: ☐ New Facilitator List ☐ Addition to Existing Facilitator List

☐ Deletion from Existing Facilitator List

Date of Request:________________________

Data Recipient / Data Feed Distributor Contact Information

Company Name:____

Primary Contact:_______________________________ Phone:____________________

Primary Contact Email:____

Service Facilitator Information

Facilitator Company Name:____

Facilitator Address:____

Primary Contact:_______________________________ Phone:____________________

Primary Contact Email:____

Service Provided: ____

____

☐ Check if Facilitator is Responsible for Reporting Data Feed Usage

Facilitator Company Name:____

Facilitator Address:____

Primary Contact:_______________________________ Phone:____________________

Primary Contact Email:____

Service Provided: ____

____

☐ Check if Facilitator is Responsible for Reporting Data Feed Usage

Facilitator Company Name:____

Facilitator Address:____

Primary Contact:__________________________ Phone:________________

Primary Contact Email:____

Service Provided: ____

____

☐ Check if Facilitator is Responsible for Reporting Data Feed Usage

Facilitator Company Name:____

Facilitator Address:____

Primary Contact:__________________________ Phone:________________

Primary Contact Email:____

Service Provided: ____

____

☐ Check if Facilitator is Responsible for Reporting Data Feed Usage

Certification

I certify that the information provided in this form is complete and accurate and complies with all terms and conditions of the Exchange Data Agreement with Miami International Securities Exchange, LLC (“MIAX”), MIAX PEARL, LLC (“MIAX PEARL”), and/or MIAX Emerald, LLC (“MIAX Emerald”) (individually or collectively referred to herein as the “Exchange” as applicable).

Signature:________________________ Print Name:________________________

Title:________________________ Date:________________________

EXCHANGE DATA AGREEMENT
SCHEDULE D – Market Data Subscriber Agreement

THE UNDERSIGNED SUBSCRIBER ("SUBSCRIBER") MUST READ AND AGREE BELOW TO THE TERMS AND CONDITIONS OF THIS AGREEMENT IN ORDER TO RECEIVE AND USE THE MARKET DATA MADE AVAILABLE TO IT BY MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC ("MIAX"), MIAX PEARL, LLC ("MIAX PEARL"), AND/OR MIAX EMERALD, LLC ("MIAX EMERALD") (INDIVIDUALLY OR COLLETIVELY REFERRED TO HEREIN AS THE "EXCHANGE" AS APPLICABLE). NEITHER THE DISTRIBUTOR OF THE MARKET DATA NOR ITS AGENTS MAY MODIFY OR WAIVE ANY TERM OF THIS AGREEMENT AND ANY ATTEMPT TO MODIFY THIS AGREEMENT, EXCEPT BY THE EXCHANGE SHALL RENDER IT NULL AND VOID.

This Market Data Subscriber Agreement ("Agreement") is between Miami International Securities Exchange, LLC, MIAX PEARL, LLC, and/or MIAX Emerald, LLC (individually or collectively referred to herein as the "Exchange" as applicable), Delaware limited liability companies with principal offices at 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540, and the undersigned Subscriber. This Agreement shall establish the terms and conditions pursuant to which Subscriber may receive and use the market data and related information of the Exchange (collectively herein the "Market Data") provided to Subscriber by an authorized distributor of such Market Data (herein a "Distributor").

1. **LICENSE**. Upon acceptance of the terms and conditions of this Agreement as indicated below, Subscriber shall have a limited, non-exclusive, worldwide, non-transferable license during the term of this Agreement to receive and use Market Data solely for Subscriber's own personal or internal business purposes, as the case may be, and for no other purposes. Subscriber will have no rights with respect to Market Data except as provided pursuant to the foregoing license. Subscriber is prohibited from selling, distributing, transferring, or otherwise disseminating Market Data to any other person or entity, except that Subscriber may distribute the Market Data to an employee or officer of Subscriber. Any Subscriber receiving the Exchange Market Data – Top of Market ("ToM") – acknowledges and agrees that it has equivalent access to consolidated options information disseminated by the Options Price Reporting Authority ("OPRA") for the same classes or series of options that are included in the ToM Market Data.

2. **USER ID AND PASSWORD**. Subscriber shall protect the secrecy of any user ID or password used by or issued to Subscriber in connection with the receipt of Market Data. Subscriber acknowledges that (i) the Exchange shall be entitled to treat any order, instruction, or inquiry forwarded to the Exchange using any such Subscriber user ID or password as having originated from Subscriber, (ii) Subscriber shall be financially responsible for any such order or request for Market Data and (iii) Subscriber must immediately notify the Exchange if any such Subscriber user ID or password is lost or stolen or someone has gained unauthorized access to that user ID or password.

3. **FEES**. Subscriber agrees to pay any applicable charges, taxes and other assessments to receive Market Data that is ordered by Subscriber ("Subscriber Fees"). To the extent permitted by applicable law, Subscriber acknowledges and agrees that the termination of the Distributor's service to Subscriber for failure to make payments shall not be considered an improper limitation of access by the Exchange. The Subscriber acknowledges and agrees that the Subscriber Fees are subject to modification by the Exchange at any time, without prior notice to Subscriber. All Subscriber Fees are non-refundable except as provided herein.

4. **MODIFICATION OR CESSATION OF PROVISION OF MARKET DATA.** Subscriber acknowledges that the Exchange, in its sole discretion, may make modifications to its system or to the Market Data which may require corresponding changes to be made in Distributor's service to Subscriber. Changes or the failure to make changes by Distributor may cease or affect Subscriber's access to or use of the Market Data. The Exchange shall not be responsible for such events. The Exchange will use commercially reasonable efforts to provide Distributor with at least sixty (60)

days' notice of any material modification, addition, or deletion to such items, except to the extent a shorter period is: (i) required due to any situation that necessitates modifications, additions, or deletions on an accelerated basis or otherwise precludes advance notice, or (ii) required pursuant to an order of a court or an arbitrator or by a regulatory agency.

Further, the Exchange may cease or discontinue the provision of Market Data at any time with no requirement of advance notice to Subscriber. In such an event, the Exchange shall refund to Subscriber any prepayments made by Subscriber to the Exchange (or the pro-rata portion thereof, if applicable) for Market Data requested or ordered by Subscriber that will not be provided to Subscriber.

5. **PROPRIETARY RIGHTS**. Subscriber acknowledges and agrees that the Exchange has exclusive and valuable property rights in and to its own Market Data, that such Market Data constitutes valuable proprietary information and/or proprietary rights of the Exchange, some of which may not be within the public domain, that such Market Data shall remain valuable proprietary information and/or proprietary rights of the Exchange, and that, but for this Agreement, Subscriber would have no rights or access to such Market Data. Subscriber acknowledges and agrees that disclosure of any Market Data except as permitted by this Agreement, or any breach or threatened breach of any other covenants or agreements contained herein, would cause irreparable injury to the Exchange for which money damages would be an inadequate remedy. Accordingly, Subscriber further acknowledges and agrees that the Exchange shall be entitled to specific performance and injunctive and other equitable relief from the breach or threatened breach of any provision, requirement or covenant of this Agreement (including, without limitation, any disclosure or threatened disclosure of Market Data which is not within the public domain) in addition to and not in limitation of any other legal or equitable remedies which may be available.

6. **REPORTING.** Subscriber agrees to furnish promptly to Distributor or to the Exchange any information or reports that may be reasonably required by Distributor and/or the Exchange in order for Subscriber to receive the Market Data.

7. **COVENANTS, REPRESENTATIONS AND WARRANTIES OF SUBSCRIBER.** Subscriber agrees that (i) it will not use or permit any other Person to use Market Data for any illegal purpose, (ii) it will not use Market Data in any way to compete with the Exchange, nor use the Market Data in any way so as to assist or allow a third party to compete with the Exchange, (iii) the provision of Market Data by the Exchange hereunder is conditioned upon Data Recipient's strict compliance with the terms of this Agreement and (iv) the Distributor may, with or without notice and with or without cause, forthwith discontinue said service whenever in its judgment there has been any default or breach by Subscriber of the provisions hereof, or whenever directed to do so by the Exchange.

8. **DISCLAIMER**. THE MARKET DATA IS PROVIDED "AS IS" WITHOUT WARRANTY OF ANY KIND, EITHER EXPRESS OR IMPLIED, INCLUDING, WITHOUT LIMITATION, ANY WARRANTY WITH RESPECT TO ACCURACY, COMPLETENESS, TIMELINESS, NONINFRINGEMENT, MERCHANTABILITY, OR FITNESS FOR A PARTICULAR PURPOSE. NEITHER THE EXCHANGE, NOR ANY PROVIDER OF MARKET DATA TO THE EXCHANGE, NOR ANY OF THEIR RESPECTIVE AFFILIATES, NOR THEIR RESPECTIVE DIRECTORS, OFFICERS, EMPLOYEES, CONTRACTORS, AND AGENTS SHALL HAVE ANY LIABILITY OF ANY KIND (INCLUDING, BUT NOT LIMITED TO, FOR ANY DIRECT, INDIRECT, INCIDENTAL, SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES OR ANY DAMAGES FOR LOST PROFITS OR LOST OPPORTUNITIES AND WHETHER BASED UPON CONTRACT, TORT, WARRANTY, OR OTHERWISE) FOR ANY INACCURACIES, OMISSIONS, HUMAN OR MACHINE ERRORS, OR OTHER IRREGULARITIES IN THE MARKET DATA OR FOR ANY CESSATION, DISCONTINUANCE, FAILURE, MALFUNCTION, DELAY, SUSPENSION, INTERRUPTION, OR TERMINATION OF, OR WITH RESPECT TO, THE PROVISION OF THE MARKET DATA TO SUBSCRIBER.

9. **INDEMNIFICATION**. Data Recipient will indemnify, defend and hold the Exchange, directors, officers, employees and agents harmless from and against any and all claims arising out of or in connection with this Agreement, including, without limitation, any liability, loss or damages (including, without limitation, attorneys' fees and other expenses) caused by any inaccuracy in or omission from, Data Recipient's failure to furnish or to keep, or Data Recipient's delay in

furnishing or keeping, any report or record required to be kept by Data Recipient hereunder, except for those claims arising out of the gross negligence or willful misconduct by the Exchange, directors, officers, employees and agents.

10. **ASSIGNMENT**. Subscriber may not assign or otherwise transfer this Agreement or any rights hereunder. The Exchange may assign this Agreement to an affiliate of the Exchange or to a third party that is a successor to the Exchange's business of providing Market Data.

11. **NOTICES**. Any notice under this Agreement by the Exchange to Subscriber may be given via electronic mail to the e-mail address provided by Subscriber when subscribing to receive Market Data. Any notice under this Agreement by Subscriber to the Exchange may be given via electronic mail to MemberServices@miami-holdings.com.

12. **MISCELLANEOUS**. In the event of breach by Subscriber of its obligations hereunder, the Exchange may bring an action to enforce its terms directly against Subscriber. Any action arising out of this Agreement shall be governed and construed in accordance with the internal laws (and not the law of conflicts) of the State of New York. The failure or delay to enforce any rights under this Agreement shall not constitute a waiver of such rights, any other rights, or any future rights arising hereunder. All rights and remedies under this Agreement shall be cumulative and none shall exclude or prejudice any other right or remedy available under law or by virtue of the provisions of this Agreement. If any term or provision of this Agreement shall be held invalid or unenforceable, the remainder of this Agreement shall not be affected thereby and each term and provision hereof shall be valid and enforced to the fullest extent permitted by law. This Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement, and supersedes all prior agreements and understandings between the parties with respect to such subject matter. A failure or delay in exercising any right in respect to this Agreement shall not be presumed to operate as a waiver, and a single or partial exercise of any right shall not be presumed to preclude any subsequent or further exercise of that right or the exercise of any other right.

BY TYPING YOUR NAME BELOW, YOU AGREE THAT THE FOLLOWING IS TRUE: (1) YOU REPRESENT THAT YOU HAVE ACTUAL AUTHORITY TO ENTER INTO THIS AGREEMENT ON BEHALF OF SUBSCRIBER; (2) THAT YOU HAVE READ THE TERMS STATED ABOVE; (3) YOU UNDERSTAND THE TERMS STATED ABOVE; (4) A PRINTOUT OF THE TERMS STATED ABOVE WILL CONSTITUTE A "WRITING" UNDER ANY APPLICABLE LAW OR REGULATION; AND (5) YOU AGREE TO ABIDE BY ALL THE TERMS OF THE AGREEMENT STATED ABOVE.

Type name of Subscriber and authorized representative below if you acknowledge and accept the foregoing terms.

Name of Subscriber:____

By Authorized Representative:____

Date:_______________________________________

SERVICE BUREAU AGREEMENT

1. This Service Bureau Agreement (this "Agreement") is between Miami International Securities Exchange, LLC ("MIAX"), MIAX PEARL, LLC ("MIAX PEARL"), and/or MIAX Emerald, LLC ("MIAX Emerald") (individually or collectively referred to herein as the "Exchange" as applicable), the Member of the Exchange designated below ("Member"), and the Authorized Service Bureau designated below ("Service Bureau"):

Service Bureau:____________________________ Fed Tax ID:____________________

Address:____

City, State, Zip:______________________________________

Phone:_________________________ Fax:_____________________________

Email: ____

Business Contact:____________________________ Title:____________________

Phone:_________________________ Fax:_____________________________

Email: ____

Billing Contact:____________________________ Title:____________________

Phone:_________________________ Fax:_____________________________

Email: ____

Technical Contact:____________________________ Title:____________________

Phone:_________________________ Fax:_____________________________

Email: ____

2. This Agreement authorizes the Service Bureau to route orders and any modifications thereto to the Exchange on behalf of the Member.

3. By executing this Agreement, the undersigned Member agrees that it is responsible for all orders using its member identifier entered on the Exchange through or by the Service Bureau. The Member also agrees to accept and honor all trades executed on the Exchange as a result of orders routed to the Exchange through or by the Service Bureau using the Member's member identifier, regardless of whether such orders were provided to the Exchange in error by the Service Bureau.

4. The Member understands and agrees that it is its sole responsibility to immediately notify the Exchange in the event that it wishes to terminate this Agreement.

5. This Agreement is for the term of one year from the date of execution and shall be automatically renewed on an annual basis unless terminated by any party upon 24 hours written notice.

6. This Agreement shall be governed by the laws of the state of New York without regard to its choice of law provisions.

IN WITNESS THEREOF, THE PARTIES HAVE EXECUTED THIS SERVICE BUREAU AGREEMENT EFFECTIVE AS OF THE DATE SET FORTH BELOW.

SERVICE BUREAU

Signature

Print Name

Title (must be an officer)

Date

MEMBER FIRM

Signature

Print Name

Title (must be an officer)

Date

Member Firm

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC (If applicable)

Signature

Print Name

Title

Date

MIAX PEARL, LLC (If applicable)

Signature

Print Name

Title

Date

MIAX EMERALD, LLC (If applicable)

Signature

Print Name

Title

Date

Additional Information:

___

___

___

___

___

___

___

EXTRANET CONNECTION AGREEMENT

This Extranet Connection Agreement ("Agreement") is executed and entered into as of the date last signed ("Effective Date") by and between Miami International Securities Exchange, LLC ("MIAX"), MIAX PEARL, LLC ("MIAX PEARL"), and/or MIAX Emerald, LLC ("MIAX Emerald"), as identified below, each a Delaware limited liability company with its principal place of business at 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540 (individually or collectively the "Exchange"), and the extranet provider, as identified below (the "Extranet").

WHEREAS, the Extranet provides certain network connectivity between and among its customers, some of whom desire information and data ("Information") from the Exchange ("Customers"), and the Extranet desires to provide connectivity to the Exchange to those Customers;

WHEREAS, the Exchange provides certain services to its customers and is willing to provide the Extranet with connectivity to the Exchange as a means to provide connectivity into the Exchange to Customers.

NOW, THEREFORE, in consideration of the mutual promises set forth herein, and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties agree as follows:

1. <u>Provision of Connectivity</u>.

(a) The Exchange shall provide the Extranet with a network connection into the Exchange's network (the "Exchange Network") in order to connect Customers to the Exchange (the "Connection"), as permitted in this Agreement or in the Exchange Requirements. "Exchange Requirements" shall mean (i) the applicable rules, regulations, interpretations, decisions, opinions, orders and other requirements of the SEC; (ii) the applicable rules and regulations of the Exchange; (iii) the Exchange's applicable decisions, policies, interpretations, operating procedures, specifications, requirements, and other documentation (including, but not limited to, user guides); and (iv) the successors, as they may exist at the time, of the components of the Exchange Requirements. The Exchange will use commercially reasonable efforts to provide the Extranet with reasonable advance notice of any changes to the Exchange's decisions, policies, operating procedures, requirements, and other documentation (including, but not limited to, user guides). The Extranet warrants that it is, will continue to be during the term of this Agreement, and will only use the Connection in compliance with the Agreement and the Exchange Requirements.

(b) The Extranet shall only provide, or cause or permit to be provided, connectivity to the Exchange to a Customer who, at the time of the provision of the connectivity, is of a type qualified (as set forth in the Exchange Requirements) to receive Information from the Exchange. The Extranet agrees that the Exchange may have different qualification requirements for different types of Customers. Upon an inquiry from the Extranet, the Exchange shall undertake reasonable efforts to promptly notify the Extranet whether a potential or actual Customer is eligible to receive Information from the Exchange and the types of Information for which the Customer is eligible. Such inquiries from the Extranet shall only be generated if actual or potential Customer inquiries of the Extranet as to the type of Information for which it is eligible. BY EXECUTING THIS AGREEMENT, THE EXCHANGE DOES NOT GUARANTEE THE PROVISION OF ANY INFORMATION TO THE EXTRANET OR TO ANY CUSTOMERS. THE PROVISION OF SOME INFORMATION DOES NOT SIGNIFY THAT OTHER INFORMATION WILL BE PROVIDED.

(c) The Extranet shall have access to the Exchange Network through the MIAX Express Network Interconnect ("MENI") in order to provide Customers with access to the Exchange and/or its data feeds. MENI may be accessed to: (1) receive Exchange Data feeds (the "Feeds") and to distribute the Feeds to Customers; and (2) provide Customers with network connectivity services in order to access or receive information from the MENI. A Customer authorized to receive services under (1) and (2) is a Customer of the Extranet that: (x) has entered into an effective and current participant agreement and/or market data recipient agreement with the Exchange; and (y) the Exchange has approved to connect to the

Exchange via connectivity supplied by Extranet or to receive Exchange data transmitted through the Extranet. Any Customer of the Extranet that is not so authorized is referred to herein as an Unauthorized Customer. In order for a Customer to be approved to receive services under (1) or (2), the Extranet must submit a request to the Exchange at TradingOperations@MIAXOptions.com that includes the name and contact information of the party to whom connectivity will be provided. The Exchange will typically approve or reject a request within two (2) business days, but is under no obligation to respond within that time frame. Where a request is rejected by the Exchange, the Extranet may not provide the applicable party with connectivity to the Exchange. In the event the Extranet provides an Unauthorized Customer with access to the Exchange and/or the Feeds ("Unauthorized Access") the Extranet shall be in breach of this Agreement and shall be liable to the Exchange for any payments that should have been made to the Exchange by the Unauthorized Customer for services. The Extranet shall maintain, keep current, and provide to the Exchange monthly (pursuant to Section 4) and upon request, a list of Authorized Extranet Customers to whom the Extranet provides either or both of the services under (1) and (2) above.

2. Fees. The Extranet will pay to the Exchange the then effective charges as set forth in the Exchange Requirements (as those charges may be changed from time to time), including interest and late fees and/or penalties (collectively, "Fees"). The Fees are subject to modification by the Exchange at any time, without prior notice to the Extranet.

3. Use of Connection.

(a) The Extranet shall take reasonable security precautions to prevent unauthorized individuals or entities from gaining access to the Connection and Information. The Extranet shall comply with all reasonable security specifications or requirements of the Exchange in order to prevent the Connection and the Information from being improperly used or accessed or from being improperly taken. The Extranet shall not provide Customers with access to the Exchange or the Information, without the Exchange's prior written consent. If the Extranet nevertheless does provide such access without the Exchange's prior written consent, the Extranet shall be liable to the Exchange, as set forth in Section 2, for Fees, which would otherwise be due the Exchange from such unauthorized Customers for receipt of goods and services, including, but not limited to, Information from the Exchange. If the Extranet becomes aware of a potential unauthorized use or access by a Customer, the Extranet shall notify the Exchange immediately of such use.

(b) The Extranet acknowledges that it has no rights in or to the Information, except for the right to transmit the Information to the degree permitted under this Agreement and the agreement between the Exchange and a Customer, to the extent such Customer may be qualified to receive Information as set forth in Section 1(b). The Extranet acknowledges and agrees that the Exchange has (i) proprietary rights in the information and data that originates on, derives from or relates to the Exchange, in the information and data that relates to individuals and entities that are regulated by the Exchange, and in the information and data that relates to activities that are regulated or operated by the Exchange, and (ii) compilation or other rights in information and data gathered from other sources. All Information, including without limitation any and all intellectual property rights inherent therein or appurtenant thereto, shall, as between the parties, be and remain the sole and exclusive property of the Exchange. The Extranet shall not, by act or omission, diminish or impair in any manner the acquisition, maintenance, and full enjoyment by the Exchange, its licensees, transferees and assignees, of the proprietary rights of the Exchange in the Information and the Exchange's networks and system. The Extranet acknowledges and agrees that individuals and entities that provide information, goods and services to the Exchange may have exclusive proprietary rights in their respective information and data. Such information, goods and services shall be included in the definition of Information.

(c) The Extranet agrees (i) not to format, display, access (except to the degree reasonably necessary to maintain the security of the Extranet's network and not otherwise in violation of this Agreement) or alter the Information received through and from the Connection; (ii) not to affect the integrity of the Information; and (iii) not to render the Information inaccurate, unfair, uninformative, fictitious, misleading, or discriminatory. The Extranet shall make proper provisions to ensure adequate bandwidth and redundancy throughout its networks to ensure that all Extranet Customers are provided with an adequate level of service so as to not affect the integrity of the Information and not render the Information inaccurate, unfair, uninformative, fictitious, misleading, or discriminatory. The Extranet represents that it will not interfere with or adversely affect any of the component parts or processes of the Information, the Connection or the Exchange's systems, or any use thereof by any other authorized individuals or entities, or the distribution or operation of the Information, the Connection or the Exchange's systems.

(d) If any Customer fails to comply with any of the conditions, terms or provisions of this Agreement applicable to Customers, of any agreement between a Customer and the Exchange and/or the Extranet for the access to the Exchange and/or the Information, or any other agreement between a Customer and the Exchange, and Customer has failed to cure such non-compliance within the cure period, if any, set forth in the applicable agreement, or if a Customer has made any representation in any such agreements which was or has become untrue, then the Extranet shall, within five (5) business days after receipt of notice from the Exchange of such failure or untruth, cease providing access to the Exchange and to the Information to such Customer and shall, within seven (7) business days following the receipt of such notice, confirm such cessation by notice to the Exchange.

4. Monthly Reporting. Each month, the Extranet shall provide the Exchange with a report that consists of the names of Customers, the location of each Customer Premises Equipment ("CPE") Configurations for each Customer, as well as the type of service being provided to each Customer (i.e., FIX, ToM feed, AIS feed, ToM retransmission, AIS retransmission, etc.) (a "Report"). Such reporting shall occur within five (5) days of the end of the applicable month. Upon the initiation of services by the Extranet to a Customer or any update to services, the Extranet shall deliver a completed Schedule A to this Agreement.

5. Customers; Audit.

(a) During regular business hours, the Exchange may cause the Extranet's (i) records, (ii) reports and payments to the Exchange, and (iii) the Extranet's system and service (and all instruments and apparatus used in connection therewith), to the extent such systems and services relate to the provision of Information to Customers, to be reviewed by the Exchange personnel and/or auditors of the Exchange's choice. The review shall be scheduled upon reasonable notice to the Extranet, depending upon the circumstances and conducted in locations where the Extranet's records are kept or where the Extranet's system is located. In addition to or in lieu thereof, the Extranet shall provide the Exchange promptly with information or materials in response to any request for information. The Extranet shall make available for examination all records, reports, payments, and supporting documentation, and the Extranet's system and service necessary in the judgment of the Exchange audit personnel to reach a conclusion as to the accuracy and completeness of: (i) the Extranet's Reports to the Exchange, (ii) the payments connected therewith, and (iii) compliance with the Agreement and the Exchange Requirements. If the review conducted by the Exchange determines there is underreporting, underpayment or other financial non-compliance, including the provision of Unauthorized Access to an Unauthorized Customer, then, at the Exchange's sole discretion, either the Extranet shall cause the Extranet's auditors (at the Extranet's sole expense) to conduct a review and to determine the magnitude of any adjustments of amounts previously remitted to the Exchange within ninety (90) days after notice from the Exchange, or the Exchange or its auditors shall determine the magnitude of any such adjustments. If such audit or review discloses additional underreported or underpaid amounts or other financial non-compliance, such amounts shall be remitted to the Exchange, together with applicable interest thereon at the rate of 1½ % per month. If the review or response to the Exchange's request for information shows other non-compliance, then the Extranet shall comply with the Exchange's demand for compliance. The Exchange's determination in all cases shall be deemed conclusive. The Exchange agrees that liability pursuant to this subsection for underreporting, or underpaying for shall be limited to unpaid fees by the Extranet as well as unpaid fees for any Unauthorized Access to an Unauthorized Customers, together with interest, for the three (3) years preceding the earlier of the date that the Extranet, the Extranet's auditors or the Exchange first knew that such underreporting or underpayment has occurred, if such underreporting or underpayment is solely the result of a good faith error by the Extranet.

(b) Further, if such underreporting, underpayment or other financial non-compliance is equal to or greater than five percent (5%) of the monthly invoiced amount for any audited or unaudited period referred to herein, the Extranet shall, in addition to remitting the fees and applicable interest due relative to such underreporting, underpayment or other financial non-compliance, reimburse the Exchange, for any audit, legal or administrative costs and expenses incurred to detect and rectify such underreporting, underpayment or other financial non-compliance, *provided*, *however*, that such costs and expenses are incurred in good faith and are not unreasonable given the amount of work necessary to detect and determine the extent of, and the actual amount of, such underreporting, underpayment or other financial non-compliance.

6. Term of Agreement.

(a) The initial term of this Agreement shall commence upon the Effective Date or the date the Connection is provided and, unless the Agreement is otherwise terminated, the term shall continue until this Agreement is terminated by at least thirty (30) days prior written notice by a party hereto given to the other. Notwithstanding the foregoing, this Agreement may be terminated by:

(i) either party for a breach of this Agreement (except as set forth in Section 6(a)(ii) below), upon not less than fifteen (15) days prior written notice to the breaching party, unless, if the breach is capable of being cured, the breach is cured within the notice period;

(ii) either party, if an invoice has not been paid in full within sixty (60) days from the date of such invoice;

(iii) the Exchange, immediately, in the event that the Extranet becomes insolvent; or the Extranet makes an assignment for the benefit of creditors; or the Extranet does not pay its debts as they become due or admits its inability to pay its debts when due; or the Extranet files or has filed against it any petition under any provision of the Bankruptcy Act or an application for a receiver, trustee, or custodian is made by anyone or the Extranet becomes the subject of any proceedings of bankruptcy, insolvency, reorganization, dissolution, receivership, liquidation or arrangement, adjustment, or composition with creditors;

(iv) the Exchange, immediately (with notice where practicable), in the event that the Extranet is not permitted or not able to receive or the Exchange is prevented from disseminating the Information, or any part thereof; or any representation, warranty or certification made by the Extranet in the Agreement or in any other document furnished by Extranet is, as of the time made or furnished, false or misleading; the Extranet proceeds with a proposed action which would result in a default of its obligations or covenants under this Agreement or in a breach of any representation, warranty or certification, which is material to the Exchange for regulatory, commercial or other reasons, made by the Extranet in connection herewith, after the Exchange has notified the Extranet that such proposed action would constitute a default hereunder; the Exchange terminates for cause the Extranet's receipt of any other service or product provided by or on behalf of the Exchange; or the Exchange, in its sole discretion, determines that the Extranet Equipment or the Connection has or is likely to have an adverse impact on the operation or performance of the Exchange's network and system, the Information or market or likely to cause disproportionate harm to the Exchange's interests should termination be delayed; or

(v) the Exchange, upon not less than fifteen (15) days prior written notice, in the event that any representation, warranty or certification made by the Extranet in the Agreement or in any other document furnished by the Extranet becomes untrue or inaccurate and is not made true or accurate within the notice period.

(b) Upon termination of this Agreement, the Extranet shall cease any and all use of the Connection and the Information. The Extranet acknowledges and agrees that the exercise by the Exchange of the remedies set forth herein for failure of the Extranet to pay all Fees related to the Connection shall not be deemed or considered to be (and, to the extent permitted by applicable law, the Extranet waives any right to represent or assert that any such exercise constitutes) an act or omission or any improper denial or limitation of access to any Information or facility operated by the Exchange. The right of termination set forth herein is in addition to any other remedy at law or in equity, consistent with the Agreement, that is available to the Exchange with respect to a breach by the Extranet and is in addition to anything otherwise set forth herein. In the event of a party's default under this Agreement, the non-defaulting party shall have all rights available at law or equity, including the right of set-off. In no event shall termination by either party relieve the other party of obligations already incurred.

7. <u>Changes to Service</u>. The Extranet acknowledges and agrees that nothing in this Agreement constitutes an undertaking by the Exchange: (a) to continue the Connection, or any aspect of it, in the present form or configuration or under the current specifications or requirements; or (b) to continue to use existing communications facilities. The Exchange, in its sole discretion, may from time to time make additions to, deletions from or modifications: (i) to the Connection; (ii) to the specifications and requirements; and (iii) to the communications facilities. The Exchange shall undertake reasonable efforts to notify the Extranet of any change to the Connection (other than a minor change) prior to any such change, unless a malfunction in the Exchange's systems or network necessitates modifications on an accelerated basis or an emergency situation precludes such advance notice. Use of the Connection after any change shall constitute acceptance of the Connection, as changed. Under no circumstances shall the Exchange delay the implementation any such changes due to delays by the Extranet in implementing related changes in the Extranet's systems or networks or in the systems or networks of Customers.

8. <u>Requirements of Self-Regulatory Organization; Actions To Be Taken In Fulfillment of Statutory Obligations</u>. Extranet acknowledges that (a) the Exchange is registered with the Securities and Exchange Commission (the "SEC") as a registered national securities exchange; (b) the Exchange has a statutory obligation to protect investors and the public interest, and to ensure that quotation information supplied to investors and the public is fair and informative, and not discriminatory, fictitious or misleading; (c) Section 19(g)(1) of the Securities Exchange Act of 1934, as amended (the "Act") mandates that the Exchange, as a self-regulatory organization, comply with the Exchange Requirements; (d) the Exchange has jurisdiction over its members to enforce compliance with the Exchange Requirements; and (e) the Exchange is obligated to offer terms that are not unreasonably discriminatory between Extranets, subject to applicable Exchange Requirements. Accordingly, Extranet agrees that the Exchange, when required to do so in fulfillment of its statutory obligations, may, temporarily or permanently, unilaterally condition, modify or terminate the right of any or all individuals or entities to receive or use the Information. The Exchange shall undertake reasonable efforts to notify Extranet of any such condition, modification or termination, and Extranet shall promptly comply with any such notice within such period of time as may be determined in good faith by the Exchange to be necessary, consistent with its statutory obligations. Any person that receives such a notice shall have available to it such procedural protections as are provided to it by the Act and the applicable rules thereunder. If Extranet is a Member of the Exchange, then Extranet expressly acknowledges and agrees that (x) this Agreement does not limit or reduce in any way Extranet's obligations and responsibilities as a member of the Exchange; (y) this Agreement does not in any way alter the procedures or standards generally applicable to disciplinary or other actions taken by the Exchange to enforce compliance with, or impose sanctions for violations of, the Exchange Requirements; and (z) the nonpayment of amounts due under this Agreement could result in the suspension or cancellation of Extranet's Exchange membership in accordance with the Exchange Requirements.

9. <u>Force Majeure</u>. Other than with respect to failure to make payments due, neither party shall be liable under this Agreement for delays, failures to perform, damages, losses or destruction, or malfunction of any equipment, or any consequences thereof, caused or occasioned by, or due to fire, earthquake, flood, water, the elements, labor disputes or shortages, utility curtailments, power failures, explosions, civil disturbances, government actions, shortages of equipment or supplies, unavailability of transportation, acts or omissions of third parties, or any other cause beyond its reasonable control.

10. <u>Confidentiality</u>.

(a) The Extranet acknowledges that the Information, the Exchange systems and networks, the Exchange's equipment and any parts thereof, and other information, both oral and written, that helps meet a regulatory purpose or business need that the Extranet's employees, officers, directors, independent consultants, (sub)contractors, and other agents (collectively, "Extranet Personnel") are provided by or through the Exchange pursuant to this Agreement are trade secrets, proprietary and unique to the Exchange ("Exchange Confidential Information"), and that copyright and patent rights of the Exchange may also exist. The Extranet, on behalf of itself and the Extranet Personnel agrees to keep confidential such Exchange Confidential Information. The Extranet further agrees to take or cause to be taken all reasonably necessary precautions to maintain the secrecy and confidentiality of such Exchange Confidential

Information, and shall not disclose the same to any other third party. Upon termination of this Agreement the Extranet shall destroy or return Exchange Confidential Information to the Exchange in any tangible form whatsoever and all copies thereof.

(b) Except to the extent otherwise set forth in this Agreement, the Exchange shall keep confidential the Extranet's audited records, reports and payments and the audit findings ("Extranet Confidential Information"). The Exchange agrees to take or cause to be taken all reasonably necessary precautions to maintain the secrecy and confidentiality of such Extranet Confidential Information.

(c) Each party shall exercise the same degree of care in the protection of the confidential information as the receiving party exercises with respect to its own proprietary property and trade secrets, but in no event shall it be less than a reasonable degree of care given the nature of the confidential information. The Exchange or the Extranet may disclose confidential information: (i) to the extent demanded by a court; (ii) to the extent revealed to a government agency with regulatory jurisdiction over the Exchange or over the Extranet; (iii) in the course of fulfilling any of the Exchange's regulatory responsibilities, including responsibilities over members and associated persons under the Act; or (iv) to their and the Exchange's employees, directors, independent contractors, (sub)contracts, and other agents solely for uses consistent with the purposes of this Agreement. Notwithstanding anything otherwise set forth in this Agreement, nothing herein shall prevent the Exchange (i) from using the audit findings without restriction to the extent the findings are used in the aggregate with other information and such aggregation does not specifically identify the Extranet; or (ii) from disclosing without restriction the Extranet Confidential Information to the Exchange's telecommunications network provider/operator on a need to know basis. The duties in this section do not apply to data, information or techniques: (1) that is lawfully within a party's possession prior to the date of the Agreement and not under a duty of non-disclosure; (2) that is voluntarily disclosed to a party by a third-party so long as a party does not know that the third-party has breached any obligation not to reveal such data, information or techniques; (3) information that is developed by a party independently of the disclosure; or (4) is generally known or revealed to the public.

11. No Lease. This Agreement is a services agreement and is not intended to and will not constitute a lease of or tenancy or other interest in any Exchange premises, Exchange equipment, CPE, or any other real or personal property.

12. Limitation of Liability.

(a) Except as may be otherwise specifically set forth herein, the Extranet and the Exchange agree that the Exchange Parties (as defined below) shall not be liable to the Extranet or to any third party for any loss of profits (anticipated or otherwise), loss of use, trading loss, loss by reason of shutdown in operation or for increased expenses of operation, or any other damages suffered, or cost and expenses incurred by the Extranet or any third party, of any nature, or from any cause whatsoever, whether direct, indirect, special, punitive, incidental, or consequential, arising out of the furnishing, performance, maintenance, or use of; or inability to use, the Information, Connection and any other services and materials furnished by or on behalf of the Exchange or the Exchange's service providers, notwithstanding that the Exchange has been advised of the possibility that damages may or will arise.

(b) THE CONNECTION, THE OTHER MATERIALS OR SERVICES FURNISHED BY OR ON BEHALF OF THE EXCHANGE ARE PROVIDED "AS IS", WITHOUT WARRANTIES OF ANY KIND, INCLUDING, BUT NOT LIMITED TO, THE IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, TITLE, AND NON-INFRINGEMENT. THE ENTIRE RISK AS TO THE QUALITY AND PERFORMANCE OF THE CONNECTION, AND ANY OTHER MATERIALS OR SERVICES FURNISHED BY OR ON BEHALF OF THE EXCHANGE IS WITH THE EXTRANET. THE EXCHANGE MAKES NO REPRESENTATION OR WARRANTY THAT THE CONNECTION AND OTHER MATERIALS OR SERVICES FURNISHED BY OR ON BEHALF OF THE EXCHANGE WILL MEET THE EXTRANET'S REQUIREMENTS, BE ERROR FREE, OR OPERATE WITHOUT INTERRUPTION OR FAILURE, AND THE EXCHANGE EXPRESSLY DISCLAIMS ALL WARRANTIES OF ANY KIND, EXPRESS, IMPLIED OR STATUTORY (INCLUDING WHITEOUT LIMITATION, USE, TIMELINESS, SEQUENCE, COMPLETENESS, ACCURACY, FREEDOM FROM INTERRUPTION, AND ANY IMPLIED WARRANTIES ARISING FROM TRADE USAGE, COURSE OF DEALING, OR COURSE OF PERFORMANCE).

(c) The Extranet and the Exchange understand and agree that the pricing for the Connection reasonably reflects the allocation of risk and limitation of liability set forth in this Agreement

(d) In no event shall any claim, dispute, controversy or other matter in question be made against the Exchange by the Extranet or any individual or entity claiming by or through the Extranet later than one year after the claim, dispute, controversy, and other matter in question has arisen.

13. Indemnification.

(a) Extranet will indemnify, defend and hold the Exchange, and its members, directors, officers, employees and agents harmless from and against any and all claims arising out of or in connection with this Agreement, including, without limitation, any liability, loss or damages (including, without limitation, attorneys' fees and other expenses) caused by any inaccuracy in or omission from, Extranet's failure to furnish or to keep, or Extranet's delay in furnishing or keeping, any report or record required to be kept by Extranet hereunder.

(b) The Exchange will indemnify, defend and hold Extranet and its directors, officers, employees and agents harmless from and against any and all claims against Extranet that the Connection and any other services and materials furnished by or on behalf of the Exchange infringes the intellectual property rights or violates any property right of a third party provided that Extranet (i) provides the Exchange with prompt written notice of such claim, (ii) agrees that the Exchange shall have sole control of defense and/or settlement of such claim, and (iii) reasonably cooperates with the Exchange in the defense of such claim.

14. Notices. All notices and other communications (except for invoices) required hereunder to be in writing shall be deemed to have been duly given, (i) upon actual receipt (or date of first refusal), if and when delivered by hand, or (ii) upon constructive receipt, as of the date of receipt (or date of first refusal), when sent by overnight carrier, returned receipt requested, to the address of the Extranet or the Exchange as applicable, as set forth below, or, for the Extranet, to such other person or address as the Extranet shall furnish, or (iii) upon posting the notice or communication on www.MIAXOptions.com or a successor site.

All communications required to be given in writing under this Agreement shall be directed to:

*(a) If to **Extranet***

Name:______________________________

Title:______________________________

Address:____________________________

____

____

Telephone:__________________________

Fax:_______________________________

Email:______________________________

*(b) If to the **Exchange**:*

Miami International Securities Exchange, LLC
MIAX PEARL, LLC and/or
MIAX Emerald, LLC
7 Roszel Road, Suite 1A
Princeton, New Jersey 08540
Phone: 609-897-7302
Fax: 609-897-2201
Attn: John Cunningham, Member Services
Email: jcunningham@MIAXOptions.com;
TradingOperations@MIAXOptions.com

If an email address is provided, the Exchange may, in lieu of the above, give notice to or communicate with the Extranet by email addressed to the persons identified above or to such other email address or persons as Extranet shall hereafter specifies. By providing an email address, the Extranet agrees that any receipt received by the Exchange from the Extranet's service provider or internet computer server indicating that the email was received shall be deemed proof that the Extranet received the message. If the Extranet's recipient cannot see or printout all or any portion of the messages or notices, the Extranet must contact the Exchange at (609) 897-7302.

15. Governing Law. Any action arising out of this Agreement between the Exchange and Extranet shall be governed and construed in accordance with the internal laws (and not the law of conflicts) of the State of New York. Extranet may not assign all or any part of this Agreement without the prior written consent of the Exchange. In the event of any conflict between the terms and conditions of this Agreement and any other agreement relating to Extranet's receipt and use of Information, the terms and conditions of this Agreement will prevail. If, for any reason, one or more provisions of this Agreement is held invalid, the other provisions of the Agreement shall remain in full force and effect.

16. Survival. Section 2 (Fees), Section 3 (Use of Connection), Section 4 (Monthly Reporting), Section 5 (Customers; Audit), Section 6 (Term of Agreement), Section 10 (Confidentiality), Section 12 (Limitation of Liability), Section 13 (Indemnification), any warranties and any other provisions which by their nature are intended to survive shall survive.

17. Counterparts. This Agreement may be executed in one or more counterparts, which shall each be considered an original, but all of which together shall constitute one and the same Agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the Effective Date.

EXTRANET

By:______________________________________

____
Name

____
Title (must be officer)

____
Name of Firm

____
Date

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

By:______________________________________

____
Name

____
Title

____
Date

MIAX PEARL, LLC (and/or MIAX PEARL Equities)

By:______________________________________

____
Name

____
Title

____
Date

MIAX EMERALD, LLC

By:______________________________________

____
Name

____
Title

____
Date

EXTRANET CONNECTION AGREEMENT
SCHEDULE A – Extranet Information Form
(submit one per Customer)

MIAX Options: ☐ New Service Request ☐ Addition/Deletion to Existing Service

MIAX PEARL Options: ☐ New Service Request ☐ Addition/Deletion to Existing Service

MIAX PEARL Equities: ☐ New Service Request ☐ Addition/Deletion to Existing Service

MIAX Emerald Options: ☐ New Service Request ☐ Addition/Deletion to Existing Service

Date of Request:___________________________

Extranet Contact Information

Company Name:____

Primary Contact:____ Phone: ____________________________

Primary Contact Email:____

Technical Contact:____ Phone:____________________________

Technical Contact Email:____

Billing Contact:____ Phone:____________________________

Billing Contact Email:____

Compliance Contact:____ Phone:____________________________

Compliance Contact Email:____

Extranet Customer Contact Information

Company Name:____

Primary Contact:____ Phone: ____________________________

Primary Contact Email:____

Technical Contact:____ Phone:____________________________

Technical Contact Email:____

Reporting Contact:____ Phone:____________________________

Reporting Contact Email:____

Service Description

Certification by Extranet

This Schedule A is made between the Exchange and the Extranet and is governed by the Extranet Connection Agreement entered into by the Exchange and the Extranet, as well as the connectivity and other access services standard terms & conditions, as applicable from time to time and available at the following webpage: www.MIAXOptions.com.

I certify that the information provided in this form is complete and accurate and complies with all terms and conditions of the Extranet Connection Agreement with Miami International Securities Exchange, LLC ("MIAX"), MIAX PEARL, LLC ("MIAX PEARL"), and/or MIAX Emerald, LLC ("MIAX Emerald") (individually or collectively the "Exchange").

Signature:______________________________ Print Name:______________________________

Title:______________________________ Date:______________________________

Email:______________________________ Phone:______________________________